Exhibit 99.1

EQUAL ENERGY Announces CHANGES IN SENIOR MANAGEMENT

AND APPOINTMENT OF NEW CHAIRMAN

Calgary, Alberta - (CNW - April 26, 2012) Equal Energy Ltd. (EQU: TSX, NYSE) (the “Company” or “Equal”) today announced that John Reader, the Senior Vice President, Corporate Development and Chief Operating Officer has informed the Corporation that he is leaving the Company to pursue other interests. Don Klapko, President and Chief Executive Officer of Equal noted that "We are very grateful to John for his leadership through the significant changes the Company has undergone in the last few years. John played an integral role in our conversion from a trust to a growth-oriented corporation in May 2010 and was a key contributor in the acquisition of the Hunton assets in Oklahoma from Petroflow Energy Ltd. in June 2011, and in our recently announced Mississippian transaction with Atlas Resource Partners, L.P. We wish John all the best in his future endeavours.”

Equal is pleased to announce the appointment of Dan McKinnon as the Senior Vice President, Engineering. Mr. McKinnon most recently held a number of management and executive roles at NuVista Energy Ltd. Prior to that he held the position of Manager of Engineering at Midnight Oil & Gas (formerly Capture Oil & Gas) and various engineering roles at Rio Alto Exploration and Norcen Energy Resources Ltd. Mr. McKinnon graduated from the University of Manitoba with a Bachelor of Science, Mechanical Engineering degree. “We are very excited to welcome Dan to Equal as he brings a tremendous amount of senior leadership experience to the Equal team and will immediately help fill the void left by John’s departure" said Mr. Klapko.

Equal also announces the appointment of a new Chairman of its Board of Directors (“Board”). Mr. Dan Botterill has assumed the position of Chairman, replacing Mr. Peter Carpenter. Mr. Botterill is an independent businessman who, prior to 2010 was President and CEO of Berens Energy Ltd., a successful junior oil and gas company operating in Alberta. Dan joined the Board in May 2011 and has over 33 years of diversified oil and gas engineering and business experience with a track record of economically achieving value for shareholders through exploration, production, acquisitions and dispositions. Mr. Carpenter will continue with the Board as an independent director and will also remain a member of the Reserves & HSE Committee. The Company would like to thank Mr. Carpenter for his leadership in helping guide Equal through the many changes that have occurred since he joined the Board and became its Chairman in 2007.

Don Klapko	Dell Chapman
President and Chief Executive Officer	SVP Finance & CFO
(403) 263-0262 or (877) 263-0262	(403) 263-0262

info@equalenergy.ca

www.equalenergy.ca

About Equal Energy Ltd.

Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal's shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.B) and Equal's shares are listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma. Production is comprised of approximately 54 percent crude oil and natural gas liquids and 46 percent natural gas. Equal has compiled a multi-year drilling inventory for its properties including its oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law including ongoing drilling plans and the availability of funds under Equal’s credit facility. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.

Forward-looking statements necessarily involve known and unknown risks, including the commencement and continuation of joint venture operations on the Mississippian play with Atlas, the repayment of debt and the availability of funds under Equal’s credit facility; risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.